

September 12, 2014

Via E-mail
Mr. Jack Yun Ma
Executive Chairman
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

> **Re:** **Alibaba Group Holding Limited**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed September 5, 2014**
> **File No. 333-195736**

Dear Mr. Ma:

We have reviewed your registration statement and have the following comment. In our comment, we ask you to provide additional information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Principal and Selling Shareholders, page 252

1. Please disclose the natural persons with voting and/or investment control over the shares held by the entities listed below.

   - Fengmao Investment Corporation
   - CITIC Capital Excel Wisdom Fund, L.P.
   - Broad Sino Developments Limited
   - Prosperous Wintersweet (BVI) Limited
   - Ever Green Growth Limited
   - entities affiliated with Asia Alternatives Management LLC
   - Pavilion Capital Fund Holdings Pte. Ltd.
   - Li Ka Shing (Canada) Foundation
   - Crescent Holding GmbH

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Senior Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Via E-mail
        Leiming Chen, Esq.
        Simpson Thacher & Bartlett LLP